SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

49926T104

(CUSIP Number)

Patrick Cammarata

8 Newbury Street, 6th Floor

Boston, MA 02116

(617) 913-6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D	Page 1 of 11 pages

1	Names of Reporting Persons Elephant Partners GP I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,753,353
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,753,353

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,753,353
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49926T104	13D	Page 2 of 11 pages

1	Names of Reporting Persons Elephant Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 26,426,861
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 26,426,861

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,426,861
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.1%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 3 of 11 pages

1	Names of Reporting Persons Elephant Partners 2019 SPV-A, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,326,492
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,326,492

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,326,492
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.1%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 4 of 11 pages

1	Names of Reporting Persons Elephant Partners GP II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,316,470
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,316,470

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,316,470
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 49926T104	13D	Page 5 of 11 pages

1	Names of Reporting Persons Elephant Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,082,967
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,082,967

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,082,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 6 of 11 pages

1	Names of Reporting Persons Elephant Partners II-B, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 233,503
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 233,503

11	Aggregate Amount Beneficially Owned by Each Reporting Person 233,503
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person PN

CUSIP No. 49926T104	13D	Page 7 of 11 pages

1	Names of Reporting Persons Jeremiah Daly
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,069,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,069,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.4%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 8 of 11 pages

1	Names of Reporting Persons Andrew Hunt
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,069,823
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,069,823

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,069,823
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.4%
14	Type of Reporting Person IN

CUSIP No. 49926T104	13D	Page 9 of 11 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on October 14, 2022 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Elephant Conversion

On December 1, 2022, pursuant to the terms of the Elephant Support Agreement, Elephant Partners 2019 SPV-A, L.P., Elephant Partners I, L.P. and Elephant Partners II, L.P. converted 3,834,164, 12,168,977 and 1,066,682 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer, respectively, into Class A Common Stock on a one-for-one basis (the “Elephant Conversion”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3 summarizes the Elephant Conversion and is incorporated by reference herein.

On December 1, 2022, pursuant to the terms of their respective Support Agreements, the Founder, Vista and KKR converted 2,189,121, 14,557,960 and 12,048,193 shares of Class B Common Stock, respectively, into Class A Common Stock on a one-for-one basis (the “Founder, Vista and KKR Conversions”). Following the Elephant Conversion and the Founder, Vista and KKR Conversions, there were 131,858,657 shares of Class A Common Stock outstanding as of December 1, 2022.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 17,069,823 shares of Class B Common Stock to Class A Common Stock following the Elephant Conversion and the conversion of 28,795,274 shares of Class B Common Stock to Class A Common Stock following the Founder, Vista and KKR Conversions.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Elephant Partners GP I, LLC	34,753,353	23.1%	0	34,753,353	0	34,753,353
Elephant Partners I, L.P.	26,426,861	18.1%	0	26,426,861	0	26,426,861
Elephant Partners 2019 SPV-A, L.P.	8,326,492	6.1%	0	8,326,492	0	8,326,492
Elephant Partners GP II, LLC	2,316,470	1.7%	0	2,316,470	0	2,316,470
Elephant Partners II, L.P.	2,082,967	1.6%	0	2,082,967	0	2,082,967
Elephant Partners II-B, L.P.	233,503	0.2%	0	233,503	0	233,503
Jeremiah Daly	37,069,823	24.4%	0	37,069,823	0	37,069,823
Andrew Hunt	37,069,823	24.4%	0	37,069,823	0	37,069,823

CUSIP No. 49926T104	13D	Page 10 of 11 pages

The securities reported herein include (i) 12,168,977 shares of Class A Common Stock and 14,257,884 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners I, L.P., (ii) 3,834,164 shares of Class A Common Stock and 4,492,328 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners 2019 SPV-A, L.P., (iii) 959,178 shares of Class A Common Stock and 1,123,789 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners II, L.P. and (iv) 107,504 shares of Class A Common Stock and 125,999 shares of Class A Common Stock underlying shares of Class B Common Stock held of record by Elephant Partners II-B, L.P. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder.

(c) Item 3 summarizes the Elephant Conversion and is incorporated by reference herein. Except as set forth herein, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

CUSIP No. 49926T104	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

Elephant Partners GP I, LLC

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners I, L.P.
By: Elephant Partners GP I, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners 2019 SPV-A, L.P.
By: Elephant Partners GP I, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners GP II, LLC

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners II, L.P.
By: Elephant Partners GP II, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

Elephant Partners II-B, L.P.
By: Elephant Partners GP II, LLC, its general partner

By:	/s/ Patrick Cammarata, attorney-in-fact
Name:	Jeremiah Daly
Title:	Managing Member

/s/ Patrick Cammarata, attorney-in-fact
Jeremiah Daly

/s/ Patrick Cammarata, attorney-in-fact
Andrew Hunt